Exhibit 99.5

CONSENT OF QUALIFIED PERSON

Laurie M. Tahija, MMSA-Q.P.

M3 Engineering & Technology Corporation

2051 W. Sunset Road, Ste. 101

Tucson, Arizona. 85704

Telephone: 520-293-1488

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority, Securities Division
The Manitoba Securities Commission
Regulator Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission, Securities Division
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Financial Services Regulation Division, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Office of the Yukon Superintendent of Securities

Dear Messrs./Mesdames,

I, Laurie M. Tahija, MMSA-Q.P., consent to the public filing of the technical report titled “Western Copper and Gold Corporation, Casino Project, Form 43-101F1 Technical Report, Feasibility Study, Yukon, Canada” and dated effective June 13, 2022 (the “Technical Report”) by Western Copper and Gold Corporation (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release titled “Western Copper and Gold Announces Positive FS on Casino,” dated June 28, 2022 (the “News Release”).

I confirm that I have read the News Release and the Technical Report filed by the Company and that the News Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 08 August 2022.

“signed”

Signature of Qualified Person

Laurie M. Tahija, MMSA-Q.P.

Print name of Qualified Person